UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 28, 2026, Wellchange Holdings Company Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best-efforts offering (the “Offering”), a total of 50,000,000 Class A ordinary shares, par value $0.000005 per share (the “Class A Ordinary Shares”), at the price of $0.15 per Class A Ordinary Share for gross proceeds of $7.5 million. The Securities Purchase Agreement contains customary representations, warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on August 31, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-297294, the “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2026 and initially declared effective on July 13, 2026. A post-effective amendment to the Form F-1 was subsequently filed with the SEC on August 11, 2026 and declared effective on August 27, 2026. The final prospectus was filed with the SEC on August 28, 2026.

Prime Number Capital, LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a placement agency agreement, dated August 28, 2026, by and between the Company and the Placement Agent (the “Placement Agency Agreement”). The Company agreed to pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds raised in the Offering, together with a non-accountable expense allowance equal to 1.0% of the gross proceeds received by the Company from the Offering. The Company also agreed to reimburse the Placement Agent for certain out-of-pocket expenses, including the Placement Agent’s travel and due diligence expenses and the legal fees of the Placement Agent’s counsel, in an aggregate amount of up to $100,000. The Company also agreed to grant the Placement Agent an irrevocable right of first refusal, for a period of nine (9) months from the expiration of the term of the Placement Agency Agreement, to act as lead and book-running manager or, at a minimum, co-lead manager and co-book runner and/or co-lead placement agent, with no less than eighty percent (80%) of the economics, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings of the Company or any successor to or subsidiary of the Company. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of the Offering approximately as follows: 20% for sales and marketing activities; 10% for research and development and the enhancement of its software solutions and platform; 30% for business expansion and operational scaling; 20% for strategic investments and treasury management; and the remaining 20% for working capital and other general corporate purposes.

The foregoing descriptions of the Placement Agency Agreement and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreement, which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

On August 28, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On August 31, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Form F-1, and in other documents the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement, dated August 28, 2026, by and between the Company and Prime Number Capital, LLC
10.2	Form of Securities Purchase Agreement, dated August 28, 2026, by and between the Company and the purchasers named therein
99.1	Pricing Press Release, dated August 28, 2026
99.2	Closing Press Release, dated August 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: August 31, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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